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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                -------------------------------------------------


                   For the fiscal year ended December 31, 2001


                        Commission File Number 333-52664


                             BLACK HILLS CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN


                             BLACK HILLS CORPORATION
                                625 NINTH STREET
                                   PO BOX 1400
                         RAPID CITY, SOUTH DAKOTA 57709



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                             BLACK HILLS CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN










                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 2001 AND 2000
                             TOGETHER WITH REPORT OF
                         INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Board of Directors and the Employee Stock Purchase Plan
Committee of the Black Hills Corporation
Employee Stock Purchase Plan:

We have audited the accompanying statements of financial position of the Black Hills Corporation Employee Stock Purchase Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in participants' equity for the three years ended December 31, 2001. These financial statements are the responsibility of the Employee Stock Purchase Plan Committee and Black Hills Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2001 and 2000, and changes in participants' equity for each of the three years ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


Arthur Andersen LLP



Minneapolis, Minnesota,
January 30, 2002




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                             Black Hills Corporation
                          Employee Stock Purchase Plan
                        Statements of Financial Position
                                   December 31

                                                  2001           2000
                                                  ----           ----
Assets

   Receivable from Black Hills Corporation      $68,959        $204,223
                                                =======        ========

Participants' Equity

   Participants' Equity                         $68,959        $204,223
                                                =======        ========


The accompanying note is an integral part of these statements.



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                             Black Hills Corporation
                          Employee Stock Purchase Plan
                  Statements of Changes in Participants' Equity
                         For the years ended December 31


                                              2001        2000        1999
                                              ----        ----        ----

Participants' Equity, Beginning of Year    $ 204,223  $  77,457   $  95,392

Increases (Decreases) During the Year:
   Employee Contributions Received           824,578    580,008     396,659
   Dividend Income                            22,357      9,850       9,184
   Distributions to Participants            (982,199)  (463,092)   (423,778)
                                          ----------   --------    --------

Participants' Equity, End of Year         $   68,959   $204,223   $  77,457
                                          ==========   ========   =========


The accompanying note is an integral part of these statements.



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                             Black Hills Corporation
                          Employee Stock Purchase Plan
                          Note to Financial Statements
                           December 31, 2001 and 2000

(1)      Plan Description

         General - The Black Hills Corporation Employee Stock Purchase Plan (the
         Plan) was adopted by the Board of Directors of Black Hills Corporation (the Company) on January 29, 1987, and approved by the Company's stockholders on May 20, 1987. Three hundred thousand shares of the Company's Common Stock have been approved for issuance under the Plan. As of December 31, 2001, 177,808 shares were available for issuance under the Plan.

         The Board of Directors of the Company determine the offering date on which shares of the Company's common stock may be offered, at such times, for such number of shares and for such periods (up to 90 days) as the Board of Directors may prescribe. Subscriptions can only be accepted during the prescribed period. The subscription price per share is equal to 90 percent of the fair market value of the Common Stock on the offering date and is set forth in the Subscription Agreement.

         Administration - The Plan is administered by the Board of Directors of the Company who have the power and authority to promulgate such rules and regulations as they deem appropriate for the administration of the Plan, to interpret Plan provisions and to take all actions in connection therewith as they deem necessary or advisable. Other aspects of administration are handled by the Employee Stock Purchase Plan Committee, the members of which are designated from time to time by the Chief Executive Officer of the Company. The Company pays all administrative costs of the Plan.

         Eligibility and Vesting - Each full-time employee of the Company or its subsidiaries, including officers, but excluding directors who are not employees of the Company or subsidiaries, is eligible to participate in the Plan. A full-time employee is one who is in the active service of the Company or its subsidiaries on the date an offering is made. Any employee whose customary employment is twenty hours or less per week or whose customary employment is for not more than five months per calendar year is not eligible to participate.

         No employee is allowed to participate in the Plan if such employee, immediately after the offering is granted, owns stock comprising 5 percent or more of the total combined voting power or value of all classes of stock of the Company.

         Employees are immediately vested.

         Contributions - The plan is solely funded by participant contributions. An eligible employee may subscribe for not less than 20 nor more than 400 shares of Common Stock

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         in connection with each offering. A subscription must be accompanied by an initial payment of $1.00 for each share of stock for which a subscription is made. The remaining balance will be paid through equal payroll deductions during the 12-month period following the subscription date.

         Contributions are collected from participants through payroll deductions and amounts are not segregated by the Company. Therefore, contributions are recorded as a receivable from Black Hills Corporation on the Statement of Financial Position.

         Investment of Funds; Issuance of Shares - Amounts paid by participants on the Plan subscriptions through payroll deductions are applied solely to purchase shares of Common Stock allotted to them, pursuant to the Plan.

         Dividends - Dividends on subscribed shares are applied toward the purchase of additional shares of common stock of the Company through the Dividend Reinvestment and Stock Purchase Plan at the offering price.

         Withdrawal From the Plan or Cancellation of Subscription - An employee participating in the Plan has the right, any time prior to payment in full, to cancel a subscription for unpaid shares by giving the committee written notice to that effect. Upon payment in full of the subscription or upon withdrawal from the Plan or termination of employment, the participant's account will be cleared by one of the following methods pursuant to the participant's request; (a) shares transferred to employee's "of record" account; (b) certificate issued for whole shares and a check for fractional shares; or (c) shares sold on the open market.

         Termination of employment for any reason including retirement or death, accompanied by failure of the terminated employee or the legal representative of the descendent to pay the entire balance due for the purchase of the shares for which a subscription has been accepted will result in cancellation. Such election to continue payment shall be made within ten days of the time of termination of employment, except for death, which shall be within two months following death.

         Reclassification

         Certain 2000 amounts have been reclassified to conform to the 2001 classification. These reclassifications had no effect on participants' equity previously reported.



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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Stock Purchase Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.





                                    Black Hills Corporation
                                    Employee Stock Purchase Plan


Date:  March 27, 2002               By /S/ ROXANN R. BASHAM
                                       ---------------------------
                                       Roxann R. Basham